Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Compton Petroleum announces management changes

           CALGARY, May 14 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) wishes to announce the resignation of Mr. Tim Millar, Vice President,
General Counsel & Corporate Secretary, to pursue other opportunities effective
May 31, 2009. The Company also announces that Mr. David Horn will join Compton in a new position as Vice President, Business Development and Land, effective
May 19, 2009.
           Mr. Horn's career spans over 25 years of acquisition and divestiture and land experience in the petroleum industry, having executed over $5 billion in corporate and asset acquisitions and divestitures during this time.
Previously, he was President of The Oil and Gas Asset Clearinghouse, managing the company's Calgary office. Prior to that, Mr. Horn held various senior positions in land, acquisitions and divestitures at several companies, including Tristone Capital Inc., EnCana Corporation, PanCanadian Petroleum,
Altana Exploration and Amoco Canada Petroleum Company Ltd.
           He holds a Bachelor of Arts in Economics from the University of Calgary.
Mr. Horn has been an active member of several professional associations, including the Canadian Association of Petroleum Landmen and the American
Association of Petroleum Landmen. He presently serves on the Board of
Directors of the Petroleum Acquisition and Divestiture Association.
           "I would like to sincerely thank Tim for his contribution to Compton over his tenure here," said Tim Granger, President and Chief Executive Officer.
"He's provided legal counsel and direction since the Company became public in the mid-1990s. On behalf of the Board and the Company, I wish him well in his future endeavors."
           Mr. Granger continued, "I would like to welcome David Horn to the
Company. David enters into a new role at Compton, providing extensive business development and land experience that will be instrumental to our future direction."

           Forward Looking Statements

           Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
           The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's changes in management. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

           About Compton Petroleum Corporation

           Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

           %CIK: 0001043572

           /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
           (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:30e 14-MAY-09